Exhibit 99.1

FORM 51-102F3
NATIONAL INSTRUMENT 51-102
MATERIAL CHANGE REPORT UNDER SECTION 7.1 OF NI 51-102
FILED VIA SEDAR
Item 1.	Name and Address of Company
Olympus Pacific Minerals Inc.
Suite 500 - 10 King Street East
Toronto, Ontario M5C 1C3
Item 2.	Date of Material Change
A material change took place on September 27, 2010.
Item 3.	News Release
On September 27, 2010 a news release in respect of the material change was released by telecopier through the facilities of Marketwire.
Item 4.	Summary of Material Change
The material change is fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.
Item 5.	Full Description of Material Change
A full description of the material change is contained under Item 4.
Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102
The report is not being filed in reliance on section 7.1(2) or (3) of National
Instrument 51-102.
Item 7.	Omitted Information
No information has been omitted.
Item 8.	Executive Officer
David A. Seton
Chairman and Chief Executive Officer
Telephone: (416) 572-2525
Item 9.	Date of Report
October 5, 2010.

SCHEDULE “A”

OLYMPUS’ STAKE OF THE BAU GOLD FIELD TO INCREASE TO 93.55%

Toronto, September 28, 2010 - Olympus Pacific Minerals Inc. ("Olympus" or the "Company") (TSX: OYM, ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6). The Chairman and Chief Executive Officer David Seton is pleased to announce the Company has reached an agreement to move to 93.5% control of the Bau Gold Project, Sarawak, Malaysia purchasing an additional 43.5% of the Joint Venture Company, North Borneo Gold Sdn Bhd.

BACKGROUND

The Bau Gold Project (800 sq. km) was acquired by Olympus in late 2009 (see Olympus press release dated November 10, 2009 ).

The Bau Gold Property has been independently assessed as having NI 43-101 gold resources of: 0.56M oz (measured + indicated) and 1.89M oz inferred (See Olympus Press Release, dated June 23, 2010 ). This resource includes several different mineralization styles, in multiple deposits that have to date been drilled only to shallow depth and remain open to further expansion through continuing exploration.

Recent reprocessing of airborne DIGHEM geophysical data within a central area of the goldfield have shown several exceptionally strong conductivity anomalies at depth. These are interpreted as the expression of large, mineralized quartz vein systems extending down to more than 700m below surface. These are compelling drill targets; the drilling of which has started. The 12 month drill program is for 7,000m consisting of approximately 45 holes. A contract for an initial 3,000 metres of HQ diamond drilling started in early September.

See hyperlink - Targeted Taiton A conductivity anomaly http://olympuspacific.com/pdf/presentations/taiton_a_anomaly.pdf

After completion of mine scoping studies, an additional drilling program will begin to upgrade the bulk of the existing resource to Measured and Indicated categories and to test deeper and lateral extensions of mineralization.

OWNERSHIP HIGHLIGHTS

•  Competitive acquisition price for additional ownership of Bau
•  East Malaysia has zero royalty rate on gold
•  Low taxation entitlement for the first five years of production (5%)
•  Exploration upside; targeting 10 large conductivity anomalies in the next 12 months
• Bau is in full feasibility

AGREEMENT

The principal terms of the agreement, whereby Olympus is to pay a total consideration of USD 35 million to acquire a further 43.5% interest in the operating Joint Venture Company, North Borneo Gold Sdn Bhd (“NBG”), from its local Joint Venture partners over a two-year period, are as follows:

•	Tranche 1: USD7,500,000 to be paid by 30 September 2010 to acquire 12.5% of the ordinary shares and preference shares in NGB;

•	Tranche 2: USD7,500,000 to be paid by 30 October 2010 to acquire a further 12.5% of the ordinary shares and preference shares in NBG;

•	Tranche 3: USD11,000,000 to be paid by 30 November 2011 to acquire a further 10% of the ordinary shares and preference shares in NBG;

•	Tranche 4: USD 9,000,000 to be paid by 30 September 2012 to acquire a further 8.5% of the ordinary shares and preference shares in NBG.

The $7.5M payment of the first tranche will be funded directly from Olympus’ treasury, and the majority of the balance can be funded through internally generated cash flow from current operations. Payment scheduling outlined in the terms of agreement allows the Company to purchase the additional interest in the Joint Venture Company with minimal dilution to shareholders. Upon completion of the transaction, Olympus will hold 93.55% of NBG.

The local partners shall remain active participants in the exploration and all facets of the project’s development.

The 93.55% majority stake in the Bau Gold Project allows Olympus to confidently move forward with completion of feasibility through to production. The Company will continue with an aggressive drilling program on the large new targets knowing it controls most of the upside in the project. The previous arrangement had been a drawback to committing capital when Olympus was funding 100% for 51% of the returns.

Chairman David Seton believes the addition of 1.06m oz at $33 oz is a major value add to the company and the control of a developing goldfield in a region with zero gold royalty rates, and low taxes will continue to add significant value in the years ahead.

Olympus is positioned to expand gold production in Southeast Asia from its core properties and has established a production time line that increases the Company's annualized production to 80,000 ounces gold by early 2011 and a production pipeline capable of further expansion to some 300,000 oz by 2014. The diversified gold production Company expects to further expand its Reserve and Resource Estimates in East Malaysia and Vietnam through continued exploration in 2010.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton, Vice-President Investor Relations

T:  (416) 572-2525 or TF: 1-888-902-5522
F:  (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

The material in this announcement has been prepared under the supervision of Rod Murfitt, who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and a Competent Person, as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve" (the JORC Code) and Canadian Instrument 43-101. Mr Murfitt consents to the inclusion in this report of the Information, in the form and context in which it appears.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward- looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.